# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RUBRIK, INC., CIK 0001943896
CUSIP: 781154109
Title of class of securities: Class A Common Stock, $0.000025 par value
Address of issuer's principal executive offices: 3495 Deer Creek Road, Palo Alto, California (CA), 94304
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-119273
Filed by CIK 0001539061

## Reporting persons
- Lightspeed Venture Partners IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,549,816; sole dispositive power 0; shared dispositive power 5,549,816; aggregate amount beneficially owned 5,549,816 (4% of the class)
- Lightspeed General Partner IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,549,816; sole dispositive power 0; shared dispositive power 5,549,816; aggregate amount beneficially owned 5,549,816 (4% of the class)
- Lightspeed Ultimate General Partner IX, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,549,816; sole dispositive power 0; shared dispositive power 5,549,816; aggregate amount beneficially owned 5,549,816 (4% of the class)
- Lightspeed SPV I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,507,457; sole dispositive power 0; shared dispositive power 2,507,457; aggregate amount beneficially owned 2,507,457 (1.8% of the class)
- Lightspeed SPV I-B, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,973,511; sole dispositive power 0; shared dispositive power 1,973,511; aggregate amount beneficially owned 1,973,511 (1.5% of the class)
- Lightspeed SPV I-C, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,381,358; sole dispositive power 0; shared dispositive power 1,381,358; aggregate amount beneficially owned 1,381,358 (1% of the class)
- LS SPV Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,862,326; sole dispositive power 0; shared dispositive power 5,862,326; aggregate amount beneficially owned 5,862,326 (4.2% of the class)
- Lightspeed Venture Partners Select II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,288,410; sole dispositive power 0; shared dispositive power 1,288,410; aggregate amount beneficially owned 1,288,410 (1% of the class)
- Lightspeed General Partner Select II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,288,410; sole dispositive power 0; shared dispositive power 1,288,410; aggregate amount beneficially owned 1,288,410 (1% of the class)
- Lightspeed Ultimate General Partner Select II, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,288,410; sole dispositive power 0; shared dispositive power 1,288,410; aggregate amount beneficially owned 1,288,410 (1% of the class)
- Lightspeed Venture Partners X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 101,659; sole dispositive power 0; shared dispositive power 101,659; aggregate amount beneficially owned 101,659 (0.1% of the class)
- Lightspeed General Partner X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 101,659; sole dispositive power 0; shared dispositive power 101,659; aggregate amount beneficially owned 101,659 (0.1% of the class)
- Lightspeed Ultimate General Partner X, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 101,659; sole dispositive power 0; shared dispositive power 101,659; aggregate amount beneficially owned 101,659 (0.1% of the class)
- Lightspeed Management Company, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Barry Eggers: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 415,424; shared voting power 12,802,211; sole dispositive power 415,424; shared dispositive power 12,802,211; aggregate amount beneficially owned 13,217,635 (9.1% of the class)
- Ravi Mhatre: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 552,162; shared voting power 12,802,211; sole dispositive power 552,162; shared dispositive power 12,802,211; aggregate amount beneficially owned 13,354,373 (9.1% of the class)
- Peter Nieh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 515,423; shared voting power 12,802,211; sole dispositive power 515,423; shared dispositive power 12,802,211; aggregate amount beneficially owned 13,317,634 (9.1% of the class)

## Item 1. Issuer
Name of issuer: RUBRIK, INC.
Address of issuer's principal executive offices: 3495 Deer Creek Road, Palo Alto, CA, 94304.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Lightspeed Venture Partners IX, L.P. ("Lightspeed IX")
Lightspeed General Partner IX, L.P. ("LGP IX")
Lightspeed Ultimate General Partner IX, Ltd. ("LUGP IX")
Lightspeed SPV I, LLC ("Lightspeed SPV I")
Lightspeed SPV I-B, LLC ("Lightspeed SPV I-B")
Lightspeed SPV I-C, LLC ("Lightspeed SPV I-C")
LS SPV Management, LLC ("LS SPV")
Lightspeed Venture Partners Select II, L.P. ("Lightspeed Select II")
Lightspeed General Partner Select II, L.P. ("LGP Select II")
Lightspeed Ultimate General Partner Select II, Ltd. ("LUGP Select II")
Lightspeed Venture Partners X, L.P. ("Lightspeed X")
Lightspeed General Partner X, L.P. ("LGP X")
Lightspeed Ultimate General Partner X, Ltd. ("LUGP X")
Lightspeed Management Company, L.L.C. ("LMC")
Barry Eggers ("Eggers")
Ravi Mhatre ("Mhatre")
Peter Nieh ("Nieh")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
c/o Lightspeed Venture Partners
2200 Sand Hill Road
Menlo Park, CA 94025
Citizenship:
Lightspeed IX Cayman Islands
LGP IX Cayman Islands
LUGP IX Cayman Islands
Lightspeed SPV I Delaware
Lightspeed SPV I-B Delaware
Lightspeed SPV I-C Delaware
LS SPV Delaware
Lightspeed Select II Cayman Islands
LGP Select II Cayman Islands
LUGP Select II Cayman Islands
Lightspeed X Cayman Islands
LGP X Cayman Islands
LUGP X Cayman Islands
LMC Delaware
Eggers United States
Mhatre United States
Nieh United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 5,549,816 shares of Class B common stock directly held by Lightspeed IX; (ii) 2,507,457 shares of Class B common stock directly held by Lightspeed SPV I; (iii) 1,973,511 shares of Class B common stock directly held by Lightspeed SPV I-B; (iv) 1,381,358 shares of Class B common stock directly held by Lightspeed SPV I-C; (v) 1,288,410 shares of Class B common stock directly held by Lightspeed Select II; (vi) 101,659 shares of Class B common stock held directly by Lightspeed X; (vii) 415,424 shares of Class A common stock held by Eggers; (viii) 552,162 shares of Class A common stock held by Mhatre; and (ix) 515,423 shares of Class A common stock held by Nieh.

LUGP IX serves as the sole general partner of LGP IX, which serves as the sole general partner of Lightspeed IX; LS SPV serves as the manager of each of Lightspeed SPV I, Lightspeed SPV I-B and Lightspeed SPV I-C; LUGP Select II serves as the sole general partner of LGP Select II, which serves as the sole general partner of Lightspeed Select II; and LUGP X serves as the sole general partner of LGP X, which serves as the sole general partner of Lightspeed X. Eggers, Mhatre and Nieh are directors of each of LGP IX, LUGP Select II and LUGP X and the managing members of each of LS SPV and LMC and share voting and dispositive power over the shares held by the foregoing entities.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference. The percentage set forth in each Row 11 is based upon the sum of (i) 123,563,326 shares of the Issuer's Class A common stock outstanding as of May 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on June 9, 2025, and (ii) 9,641,000 shares of Class A common stock issued subsequent to May 31, 2025 upon conversion of shares of Class B common stock by the Reporting Persons, in each case, adjusted in accordance with rules of the SEC, to give effect to the full conversion of Class B common stock beneficially owned by such Reporting Person.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to Schedule 13G, filed on May 15, 2025).

## Signatures
- Lightspeed Venture Partners IX, L.P.: /s/ Ravi Mhatre, See Note 1 (08/14/2025)
- Lightspeed General Partner IX, L.P.: /s/ Ravi Mhatre, By Lightspeed Ultimate General Partner IX, Ltd., its General Partner, By Ravi Mhatre, Director (08/14/2025)
- Lightspeed Ultimate General Partner IX, Ltd.: /s/ Ravi Mhatre, By Ravi Mhatre, Director (08/14/2025)
- Lightspeed SPV I, LLC: /s/ Ravi Mhatre, By LS SPV Management, LLC, its Manager, By Ravi Mhatre, Managing Member (08/14/2025)
- Lightspeed SPV I-B, LLC: /s/ Ravi Mhatre, By LS SPV Management, LLC, its Manager, By Ravi Mhatre, Managing Member (08/14/2025)
- Lightspeed SPV I-C, LLC: /s/ Ravi Mhatre, By LS SPV Management, LLC, its Manager, By Ravi Mhatre, Managing Member (08/14/2025)
- LS SPV Management, LLC: /s/ Ravi Mhatre, By Ravi Mhatre, Managing Member (08/14/2025)
- Lightspeed Venture Partners Select II, L.P.: /s/ Ravi Mhatre, See Note 2 (08/14/2025)
- Lightspeed General Partner Select II, L.P.: /s/ Ravi Mhatre, By Lightspeed Ultimate General Partner Select II, Ltd., its General Partner, By Ravi Mhatre, Director (08/14/2025)
- Lightspeed Ultimate General Partner Select II, Ltd.: /s/ Ravi Mhatre, By Ravi Mhatre, Director (08/14/2025)
- Lightspeed Venture Partners X, L.P.: /s/ Ravi Mhatre, See Note 3 (08/14/2025)
- Lightspeed General Partner X, L.P.: /s/ Ravi Mhatre, By Lightspeed Ultimate General Partner X, Ltd., its General Partner, By Ravi Mhatre, Director (08/14/2025)
- Lightspeed Ultimate General Partner X, Ltd.: /s/ Ravi Mhatre, By Ravi Mhatre, Director (08/14/2025)
- Lightspeed Management Company, L.L.C.: /s/ Ravi Mhatre, By Ravi Mhatre, Managing Member (08/14/2025)
- Barry Eggers: /s/ Barry Eggers, Barry Eggers (08/14/2025)
- Ravi Mhatre: /s/ Ravi Mhatre, Ravi Mhatre (08/14/2025)
- Peter Nieh: /s/ Peter Nieh, Peter Nieh (08/14/2025)
Comment: Note 1: By Lightspeed General Partner IX, L.P., its General Partner, By Lightspeed Ultimate General Partner IX, Ltd., its General Partner, By Ravi Mhatre, Director

Note 2: By Lightspeed General Partner Select II, L.P., its General Partner, By Lightspeed Ultimate General Partner Select II, Ltd., its General Partner, By Ravi Mhatre, Director

Note 3: By Lightspeed General Partner X, L.P., its General Partner, By Lightspeed Ultimate General Partner X, Ltd., its General Partner, By Ravi Mhatre, Director